SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2009

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-127013, 333-141654, 333-155442 and
333-155444.

                                 RADVision Ltd.
6-K Items

     1.   Press  release  re  RADVISION   Announces   Market   Leading   Quality
          Improvements and Enhanced Scalability to Award Winning SCOPIA Desktop Platform dated May 19, 2009.

     2. Press release re RADVISION to Present At RBC Technology, Media & Communications Conference on June 9th dated May 20, 2009.

     3.   Press  release  re  RADVISION   Selected  for  Wind  River's   Partner
          Validation Program Targeting the Networking and Telecom Industry dated May 28, 2009.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION Announces Market Leading Quality Improvements and Enhanced Scalability to Award Winning SCOPIA Desktop Platform

SCOPIA Desktop V7.0 Delivers H.264 Scalable Video Coding (SVC), High Definition
(HD) Recording and Playback and Enhanced Point-to-Point Calling

On Tuesday May 19, 2009, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, today announced significant updates to the SCOPIA Desktop platform that serve to continue to enhance and deliver an unequalled desktop video conferencing experience.

SCOPIA Desktop is the award winning desktop video platform that makes it easy to extend video conferences to remote users and allows them to fully participate in meetings no matter where users are: at their desk, at a customer location, or in a hotel in another part of the world. This innovative Web-based desktop conferencing solution allows users to share full voice, video and data, with traditional room systems, telepresence systems, mobile devices and desktops all in one conference and can be used by anyone inside or outside the enterprise firewall.

RADVISION is further enhancing this solution with advanced H.264 Scalable Video Coding (SVC) technology. Maintaining high quality calls with participants over unmanaged networks like the public Internet can be problematic because of packet loss and limited bandwidth. SCOPIA Desktop V7.0 with H.264 SVC scalable video coding technology provides very high error resiliency while maintaining interoperability with current room video conferencing systems. RADVISION's SVC implementation is an extension to the H.264 video standard used by most video conferencing devices today. SCOPIA Desktop users will now receive a high quality experience even in impaired network conditions. H.264 SVC along with integrated firewall and NAT traversal capabilities ensures that network impediments do not interfere with having a good conferencing experience.

SCOPIA Desktop V7.0 will also bring point to point calling through a presence enabled contact list providing the ability to call another desktop user directly without utilizing SCOPIA MCU resources. This new capability provides enhanced scalability supporting thousands of simultaneous calls on a single system. SCOPIA Desktop's new presence enabled contact list offers fast and simple conference initiation to other SCOPIA users or video conferencing room systems. The presence enabled contact list also delivers seamless transition from point to point to multiparty calls. In addition, SCOPIA Desktop's integrated firewall and NAT traversal capability has been enhanced to support the new point to point feature.

SCOPIA Desktop's recording facility has been further enhanced to record video conferences in HD. Users can access a recorded meeting and watch the playback as a media file in full HD. These media files can also be saved and viewed locally on a user's PC or MAC allowing the user complete flexibility of when and where to view the recording without having to be connected to the network. They can also be converted and played back on mobile devices such as an Apple(R) iPhone(TM) or iPod(R).

Additional SCOPIA Desktop V7.0 enhancements include:

     o    Automatic CPU awareness  supporting  netbook to quad processor systems
          guaranteeing  the  best  quality  experience   available  on  each  PC
          processor class.

     o Administrator controls to grant different privileges for system guests and authenticated users.

     o Per user bandwidth controls allowing administrators to restrict bandwidth of an individual user in addition to a per conference basis.

"SCOPIA Desktop V7.0 brings significant new features and further extends our leadership in the desktop market," said Boaz Raviv, CEO of RADVISION. "As the desktop market expands, these new features will ensure that our customers can scale their deployments over their existing networks while still maintaining excellent quality video. With these additions we envision adoption of desktop video to accelerate and become a very important part of every enterprise's communication strategy."

The Korea Cadastral Survey Corporation (KCSC), Korea's national surveying agency, recently upgraded their conferencing application to RADVISION's solution. "This upgrade of the conference system to RADVISION has enabled not only high definition room to room video conferencing, but also direct video communications for all employees, saving us time and travel cost," said Mr. Chul Soon Song, CIO of KCSC. "This upgrade of video communications will be a foundation to our corporation's target for "Green Growth and Increased Business Efficiency."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish, +1-212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION to Present At RBC Technology, Media & Communications
Conference on June 9th

Presentation to be webcast and archived

On Wednesday May 20, 2009, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G and emerging next-generation IMS networks, announced today that Robert Romano, Vice President of Enterprise Marketing, will speak at the RBC Capital Markets 2009 Technology, Media and Communications Conference in San Francisco on Tuesday, June 9th, beginning at 4:30 p.m. (Pacific).

The live webcast of the presentation can be accessed on the RADVISION web site at www.radvision.com/InvestorEvents/RBC or by clicking on www.wsw.com/webcast/rbc103/rvsn.

An audio replay of the event will be available on the RADVISION web site approximately two hours after the live event and accessible for thirty days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION Selected for Wind River's Partner Validation Program
Targeting the Networking and Telecom Industry

RADVISION's SIP Developer Suite To Be Part of Wind River's Software Ecosystem to Help Customers Accelerate Product Deployments

On Thursday May 28, 2009, 8:00 am EDT

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq:RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over Internet Protocol (IP) networks, 3G and emerging next-generation IP Multimedia Subsystem (IMS) networks, today announced that it was selected to be part of the recently announced Wind River Partner Validation Program. As a partner, RADVISION will provide its validated, award-winning SIP Developer Suite based on Wind River's industry leading operating systems (VxWorks and Wind River Linux) and partner technologies critical to telecom and networking equipment providers.

The program addresses the growing need for commercial software to play a critical role in emerging next-generation networks. RADVISION and Wind River will focus on providing pre-integrated platform solutions for infrastructure equipment being developed for broadband wireless, wireline and enterprise networks. These growth segments include 3G, Long Term Evolution (LTE), Femtocell Gateway, WiMax, Metro Ethernet, IP Multimedia Subsystem (IMS), Internet Protocol Television (IPTV) and enterprise data.

RADVISION will validate its software development solutions and provide testing and commercial support to customers. The primary benefits of such pre-validated solutions are that customers can reduce development, integration, and quality assurance efforts and thereby reduce overall risk while accelerating time-to-market.

"Wind River's partner validation program directly addresses the increasingly important business issues of time-to-market and R&D cost savings among our customers," said Mike Langlois, General Manager, Networking and Telecom Industry, Wind River. "As part of our efforts to define and enable the networking industry's software reference platforms, Wind River has hand selected industry leading commercial software companies like RADVISION to create a preferred strategic relationship with Wind River. This is significant because now our customers can spend significantly less time and effort integrating software components to create a carrier-grade product."

"We are honored to be part of such an ambitious and exciting endeavor," said Avishai Sharlin, General Manager of RADVISION's Technology Business Unit. "Our SIP Developer Suite, a highly versatile set of tools to accelerate SIP application development, will assist developers using Wind River operating systems to reach markets faster, and embed best-of-breed multimedia functionality in their products."

More information about the Wind River Partner Validation Program and solutions for telecom and networking equipment providers is available at http://www.windriver.com/partner-validation/.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:

Corporate:
RADVISION
Adi Sfadia, +1 201-689-6340
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish, +1 212-704-7385 sean@dukaspr.com / todd@dukaspr.com or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                RADVISION LTD.
                                  (Registrant)


                                By: /s/Rael Kolevsohn
                                    -----------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: May 29, 2009